SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ______)

Multi-Link Telecommunications, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

62541M107
(CUSIP Number)

David J. Cutler
Chief Executive Officer
Multi-Link Telecommunications, Inc.
4704 Harlan, Suite 420
Denver, CO 80212
(303) 380-1641
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2003
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ____.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 13 Pages

CUSIP No.	62541M107	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David J. Cutler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) _____
(b) _____
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	_____
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER	14,400,000
8	SHARED VOTING POWER	-0-
9	SOLE DISPOSITIVE POWER	14,400,000
10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	14,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	_____
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	72.0
14	TYPE OF REPORTING PERSON*	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 13 Pages

STATEMENT
ON
SCHEDULE 13D

     This Statement on Schedule 13D is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

Item 1. Security and Issuer.

     This Statement on Schedule 13D relates to the Common Stock, no par value per share (the “Common Stock”), of Multi-Link Telecommunications, Inc., a Colorado corporation (the “Issuer”), with principal executive offices located at 4704 Harlan, Suite 420, Denver, CO 80212.

Item 2. Identity and Background.

(a)	David J. Cutler.
(b)	Business Address: 4704 Harlan, Suite 420, Denver, CO 80212.
(c)	Chief Executive Officer, Multi-Link Telecommunications, Inc., 4704 Harlan, Suite 420, Denver, CO 80212.
(d)	During the last five years, Mr. Cutler has not been convicted in a criminal proceeding.
(e)

During the last five years, Mr. Cutler was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Cutler used his personal funds in the amount of (a) $523.20 to purchase 400,000 shares of Common Stock from Telecom Sales Associates Inc., and (b) $18,311.72 to purchase 14,000,000 shares of Common Stock from the Issuer (collectively, the "Share Purchases"). None of such funds were borrowed by Mr. Cutler.

Item 4. Purpose of Transaction.

     Mr. Cutler purchased the Common Stock in the Share Purchases in order to obtain control of the Issuer. Mr. Cutler acquired the Common Stock from the Issuer to provide the Issuer with funding to attempt to negotiate settlements with creditors of the Issuer. If the Issuer is successful in negotiating such settlements, Mr. Cutler intends to cause the Issuer to investigate opportunities to increase shareholder value. If the Issuer fails to reach a satisfactory settlement with its creditors, Mr. Cutler expects that any remaining funds from the purchase of the Common Stock by him from the Issuer will be used to pay the costs and expenses of initiating a formal bankruptcy proceeding of the Issuer. David J. Cutler is the sole director and executive officer of the Issuer.

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Cutler beneficially owns 14,400,000 shares of Common Stock, which represents approximately 72.0% of the outstanding shares of Common Stock.

     (b) Mr. Cutler has the sole power to vote, direct the vote, dispose, and direct the disposition of 14,400,000 shares of Common Stock.

     (c) On October 31, 2003, Mr. Cutler entered into a Stock Purchase Agreement attached hereto as Exhibit 99.1 pursuant to which he purchased 400,000 shares of Common Stock from Telecom Sales Associates, Inc. at a purchase price per share of $0.00130798, for an aggregate purchase price of $523.20.

Page 3 of 13 Pages

     On October 31, 2003, Mr. Cutler entered into a Subscription Agreement attached hereto as Exhibit 99.2 pursuant to which he purchased 14,000,000 shares of Common Stock from the Issuer at a purchase price per share of $0.00130798, for an aggregate purchase price of $18,311.72.

     The descriptions of the Stock Purchase Agreement and the Subscription Agreement are qualified in their entirety by the provisions of such agreements attached to this Statement on Schedule 13D as exhibits.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The descriptions of the Stock Purchase Agreement and the Subscription Agreement set forth in Item 5(c) above are incorporated herein by reference in their entirety.

Item 7. Material to be Filed as Exhibits.

     The following exhibits are attached hereto:

Exhibit 99.1 – Stock Purchase Agreement dated as of October 31, 2003 by and between David J. Cutler and Telecom Sales Associates, Inc.

Exhibit 99.2 – Subscription Agreement dated as of October 31, 2003 by and between David J. Cutler and Multi-Link Telecommunications, Inc.

* * * * *

Page 4 of 13 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2003

/s/ David J. Cutler David J. Cutler

Page 5 of 13 Pages

Exhibit 99.1

SUBSCRIPTION AGREEMENT
PRIVATE PLACEMENT OF STOCK

Multi-Link Telecommunications, Inc.
4704 Harlan Street, Suite 420
Denver, Colorado 80212

Ladies and Gentlemen:

This Subscription Agreement (the “Agreement”) has been executed by the undersigned in connection with the private placement of shares to the undersigned consisting of shares of Common Stock (the “Shares”) of Multi-Link Telecommunications, Inc., a Colorado corporation (the “Company”). The undersigned (sometimes herein referred to as the “Investor”) hereby represents and warrants to, and agrees with, the Company as follows:

1.      Agreement to Subscribe; Payment; Subscription Irrevocable

The undersigned hereby subscribes for 14,000,000 shares (the “Shares”) of Common Stock at a price of $0.00130798 per Share payable to the Company for a total purchase price of $18,311.72. The undersigned understands that, except as expressly provided herein, this Agreement, upon its execution and delivery, constitutes an enforceable agreement between the undersigned and the Company and that such parties are subject to the terms and conditions of this Agreement.

THE UNDERSIGNED UNDERSTANDS THAT THIS INVESTMENT IN THE COMPANY IS ILLIQUID AND INVOLVES A HIGH DEGREE OF SPECULATIVE RISK.

2.      Qualifications of Investor (Please check at least one of the items below as applicable)

(a)     [   ]    Accredited Investor Status. The undersigned hereby represents and warrants to the Company that the Investor is an “accredited investor” as defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”).

(b)     [X]    Sophisticated Investor Status. The undersigned hereby represents and warrants to the Company that the Investor has such knowledge and experience in financial and business matters that Investor is capable of evaluating the merits and risks of this transaction and of an investment in the Company.

3.     Access to Information; Independent Investigation

(a)      Independent Investigation; Access. The undersigned, in making the decision to purchase the Shares subscribed for, has relied upon independent investigations made by him and his purchaser representatives (if any), and the undersigned and such representatives (if any) have, prior to any sale to him, been given access and the opportunity to examine all material books and records of the Company, all material contracts and documents relating to this offering and an opportunity to ask questions of, and to receive answers from, the Company or any persons acting on its behalf concerning the terms and conditions of this offering and to obtain any additional information to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information provided to Investor or Investor’s representative.

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The undersigned and the undersigned’s advisors, if any, have been furnished with all requested materials relating to the business, finances and operation of the Company and materials relating to the offer and sale of the Shares. The undersigned and the undersigned’s advisors, if any, have received complete and satisfactory answers to any such inquiry.

(b)      Adequacy of Investigation. The undersigned acknowledges that the undersigned is subscribing for the Shares after what the undersigned deems to be adequate investigation of the business, finances and prospects of the Company by the undersigned and the undersigned’s advisors, if any.

(c)      No Governmental Recommendation or Approval. The undersigned understands that no federal, state or other United States agency has made any recommendations or endorsement of the Shares.

4.      Investment Representations

(a)      Shares Not Registered; Indefinite Holding. The Undersigned has been advised by the Company, and understands, that the undersigned must bear the economic risk of an investment in the Shares for an indefinite period of time because the Shares have not been registered under the Securities Act, and the Company is under no obligation to register the Shares. Therefore, the Shares must be held by the undersigned unless they are subsequently registered under the Securities Act or an exemption from such registration is available for the transfer of the Shares.

(b)      Purchase for Own Account. The undersigned represents that the Shares are being acquired solely for the undersigned’s own account for investment and not with a view toward, or for the resale in connection with, any “distribution” (as that term is used in the Securities Act and the Rules and Regulations thereunder) of all or any portion thereof.

(c)      No Disposition of Shares Without Securities Law Compliance. The undersigned agrees not to subdivide the Shares or to offer, sell, pledge, hypothecate or otherwise transfer or dispose of any of the Shares in the absence of an effective registration statement under the Securities Act covering such disposition, or an opinion of counsel, satisfactory to the Company and its counsel, to the effect that registration under the Securities Act is not required in respect of such transfer or disposition.

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT, OR AN AVAILABLE EXEMPTION UNDER FEDERAL AND/OR STATE SECURITIES LAWS.

(d)      “Private Offering” Exemption; Reliance on Representations. The undersigned further understands that the shares sold in this offering are sold without registration under the Securities Act of 1933 in reliance on a “private offering” exemption.

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The undersigned further understand that other investors are making their investment in reliance on the representations, warranties, statements and agreements contained herein (as the undersigned is making this investment in reliance on theirs) and the undersigned invites both the Company and other investors so to rely.

5.     Closing

Closing takes place as to any subscription on the date the Company accepts the subscription and the Purchase Price is delivered by wire transfer or check to the Company (the “Closing Date”).

6.     Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the state of Colorado.

(The remainder of this page intentionally left blank)

Page 8 of 13 Pages

     IN WITNESS WHEREOF, this Subscription Agreement was duly executed on the 31st day of October, 2003.

SIGNATURE: /s/ David J. Cutler

PRINTED NAME: David J. Cutler

ADDRESS: 1510 Glen-ayr, Suite 3 Lakewood, Colorado 80215

Page 9 of 13 Pages

Exhibit 99.2

PURCHASE AND SALE AGREEMENT

     This Purchase and Sale Agreement dated as of October 31, 2003 (the "Agreement") is by and between David J. Cutler (the "Purchaser") and Telecom Sales Associates Inc. (the "Seller").

RECITALS

     WHEREAS, Telecom Sales Associates Inc. is the owner of 400,000 shares of common stock of Multi-Link Telecommunications, Inc. (the "Shares"); and

     WHEREAS, the Purchaser desires to purchase from the Seller, and the Seller desire to sell to the Purchaser, the Shares upon the terms and subject to the conditions set forth in this Agreement;

AGREEMENT

     NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations and warranties herein contained, the Purchaser and the Seller hereby agree as follows:

     1. PURCHASE AND SALE OF SHARES.

1.1.

Purchase and Sale of Shares. At the Closing (defined hereinafter), subject to the terms and conditions of this Agreement, the Seller will sell, transfer and deliver to the Purchaser, and the Purchaser will purchase from the Seller, the Shares.

1.2.	Purchase Price. The aggregate consideration for all of the Shares will be five hundred and twenty three dollars and twenty cents ($523.20) (the “Aggregate Purchase Price”).

1.3.

The Closing. The purchase and sale of all of the Shares pursuant to this Agreement (the “Closing”) will take place at the offices of Hensley & Kim, LLC, Denver, Colorado, 80202, on the date of this Agreement or within a reasonable time thereafter (the “Closing Date”) or at such other place and on such other date as the parties hereto may agree in writing. The failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place specified herein will not relieve any party to this Agreement of any obligation under this Agreement.

Page 10 of 13 Pages

     2. DELIVERIES AT CLOSING

2.1.	At the Closing, the Purchaser will deliver the Aggregate Purchase Price by wire transfer of immediately available federal funds or by check to the Seller.

2.2.

At the Closing, upon confirmation of the receipt of the full amount of the Aggregate Purchase Price in accordance with Section 2.1, the Seller shall deliver to the Purchaser certificates evidencing the Shares duly endorsed for transfer to the Purchaser. The Seller hereby agrees to take all other reasonable or desirable actions to effectuate the transfer of the Shares to the Purchaser upon delivery of the Aggregate Purchase Price to the Seller.

     3. REPRESENTATIONS AND WARRANTIES OF SELLER

     The Seller hereby represents and warrants to the Purchaser that:

3.1.

Power and Authority. The execution, delivery and performance by the Seller of this Agreement is within the power and authority of the Seller and has been duly authorized by all necessary action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller and is a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

3.2.

Title. The Seller has full right, power and authority to transfer and deliver to the Purchaser good and valid title to the Shares. Seller owns all rights, title and interests in the Shares, free and clear of all restrictions on transfer (except as are imposed by applicable securities laws), taxes, security interests, charges, liens, encumbrances, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands.

3.3.

Other than this Agreement, Seller is not a party to any option, warrant, call, right, purchase right or other contract, commitment or agreement that could require me to deliver, sell, transfer or otherwise dispose of the Shares.

     4. MISCELLANEOUS

4.1.

Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings, and agreements, whether written or oral, with respect hereto.

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4.2.

Governing Law. This Agreement, the rights of the parties and all actions arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of the State of Colorado, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

4.3.

Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Agreement will become effective when duly executed by each party hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Page 12 of 13 Pages

     IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as an agreement under seal as of the date first above written.

     THE PURCHASER:

/s/ David J. Cutler David J. Cutler

     THE SELLER:

Telecom Sales Associates Inc. By: /s/ Steven R. Inman Name: Steven. R. Inman Title: President

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